SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 6)1

                    Central European Media Enterprises, Ltd.

                                (Name of Issuer)

                      Class A Common Stock, $.08 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                    G20045202
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 2, 2003

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   / /     Rule 13d-1(b)
                  /X/      Rule 13d-1(c)
                  / /      Rule 13d-1(d)



--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:      Mark A. Riely
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                                        (a)   0
                                                                                        (b)  |X|
--------------------------------------------------------------------------------------------------------------------
        SEC USE ONLY
3.
--------------------------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
--------------------------------------------------------------------------------------------------------------------
      NUMBER OF        5. SOLE VOTING POWER                                                               1,083,400
       SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                          SHARED VOTING POWER                                                               772,330
                    6.
--------------------------------------------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                                                          1,083,400
                    7.
--------------------------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                                                          772,330
                    8.
--------------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,855,730
9.

--------------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                       9.9
11.
--------------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                                                                IN
12.
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                      -2-




--------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:  Curtis L. Alexander
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                                        (a)  0
                                                                                        (b) |X|
--------------------------------------------------------------------------------------------------------------------
        SEC USE ONLY
3.
--------------------------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
--------------------------------------------------------------------------------------------------------------------
      NUMBER OF     5.    SOLE VOTING POWER                                                                   2,800
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                          SHARED VOTING POWER                                                               772,330
                    6.
--------------------------------------------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                                                              2,800
                    7.
--------------------------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                                                          772,330
                    8.
--------------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        775,130
9.

--------------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      4.1%
11.
--------------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                                                                IN
12.
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                      -3-






--------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS: Media Group Investors, L.P.
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)  13-3823083
--------------------------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                                        (a)  0
                                                                                        (b) |X|
--------------------------------------------------------------------------------------------------------------------
        SEC USE ONLY
3.
--------------------------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
--------------------------------------------------------------------------------------------------------------------
      NUMBER OF         5.     SOLE VOTING POWER                                                                  0
       SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                          SHARED VOTING POWER                                                               675,094
                    6.
--------------------------------------------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                                                                  0
                    7.
--------------------------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                                                         675,094
                    8.
--------------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        675,094
9.

--------------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      3.6%
11.
--------------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                                                                PN
12.
--------------------------------------------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                           Central European Media Enterprises, Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           Clarendon House
                           Church Street, Hamilton
                           HM CX Bermuda

                                      -4-

Item 2(a).        Name of Person Filing:

                           Mark A. Riely ("Riely") with respect to the shares of Class A Common Stock, par value $.08 per share ("Common Stock") of Central European Media Enterprises, Ltd. (the "Company") which may be deemed to be beneficially owned by Riely, including 1,037,400 shares of Common Stock owned of record by Riely, 34,000 shares of Common Stock owned by an IRA F/B/O Riely (the "Riely IRA"), 12,000 shares of Common Stock owned by a SEP IRA F/B/O Riely (the "Riely SEP IRA"), 675,094 shares of Common Stock owned by Media Group Investors, L.P. ("MGI LP"), which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, and 97,236 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

                           Curtis L. Alexander ("Alexander") with respect to the shares of Common Stock of the Company which may be deemed to be beneficially owned by Alexander, including 2,000 shares of Common Stock owned by an IRA F/B/O Alexander (the "Alexander IRA"), 800 shares of Common Stock owned by an SEP IRA F/B/O Alexander (the "Alexander SEP IRA"), 675,094 shares of Common Stock owned by MGI LP, which has a sole general partner, Media Group Management, Inc., of which Alexander is a 25% shareholder, and 97,236 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Alexander is a 50% shareholder.

                           MGI LP with respect to the shares of Common Stock of the Company owned by record by MGI LP.

                           (Riely, Alexander and MGI LP are each a "Reporting Person" and, collectively, the "Reporting Persons".)

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The business address of Riely is 122 East 55th Street, New York, New York 10022. The business address of Alexander is 365 Boston Post Road, Suite 210, Sudbury, MA 01776. The principal business office of MGI LP is located at 122 East 55th Street, New York, New York 10022.

Item 2(c).        Citizenship:

                           Riely and Alexander are each United States citizens. MGI LP is a Delaware limited partnership.

Item 2(d).        Title of Class of Securities:

                           This statement relates to the Company's Class A Common Stock, par value of $.08 per share.

Item 2(e).        CUSIP Number:

                           G20045202

        Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                      (a)           [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d)           [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)           [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  A.  As to Riely

                  (a)  Amount beneficially owned:                                                       1,855,730
                  (b)  Percent of Class:                                                                     9.9%
                  (c)  Number of shares as to which such person has:
                      (i)  Sole power to vote or direct the vote:                                       1,083,400
                      (ii) Shared power to vote or to direct the vote:                                    772,330


                                      -6-

                      (iii)Sole power to dispose or direct the disposition of:                          1,083,400
                      (iv) Shared power to dispose or to direct the disposition of:                       772,330






                  As of December 2, 2003, Riely has the sole power to vote and dispose of 1,083,400 shares of Common Stock owned of record by Riely, the Riely IRA and the Riely SEP IRA. Riely has the shared power to vote and dispose of 675,094 shares of Common
                  Stock owned by MGI LP which has a sole general partner, Media
                  Group Management, Inc., of which Riely is a 75% shareholder, and 97,236 shares of Common Stock owned by Media Group
                  Investments, Ltd., which has as its investment advisor
                  Vercingetorix Corp., of which Riely is a 50% shareholder.


                  B.  As to Alexander

                  (a) Amount beneficially owned:                                                          775,130
                  (b) Percent of Class:                                                                       4.1
                      (i)  Sole power to vote or direct the vote:                                           2,800
                      (ii) Shared power to vote or to direct the vote:                                    772,330
                      (iii)Sole power to dispose or direct the disposition of:                              2,800
                      (iv) Shared power to dispose or to direct the disposition of:                       772,330

                  As of December 2, 2003, Alexander has the sole power to vote and dispose of 2,800 shares of Common Stock owned of record by the Alexander IRA and the Alexander SEP IRA. Alexander has the shared power to vote and dispose of 675,094 shares of Common
                  Stock owned by MGI LP which has a sole general partner, Media
                  Group Management, Inc., of which Alexander is a 25% shareholder, and 97,236 shares of Common Stock owned by Media
                  Group Investments, Ltd., which has as its investment advisor
                  Vercingetorix Corp., of which Alexander is a 50% shareholder.


                  C. As to MGI LP:

                  (a) Amount beneficially owned:                                                          675,094
                  (b) Percent of Class:                                                                       3.6
                      (i)  Sole power to vote or direct the vote:                                               0
                      (ii) Shared power to vote or to direct the vote:                                    675,094
                      (iii)Sole power to dispose or direct the disposition of:                                  0
                      (iv) Shared power to dispose or to direct the disposition of:                       675,094



                  As of December 2, 2003 MGI LP has the shared power to vote and dispose of 675,094 shares of Common Stock owned of record by MGI LP.

                                      -7-


Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X] MGI LP and Alexander have each ceased to own five percent of the Common Stock.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           See Item 4

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2003

                                           /s/Mark A. Riely
                                           --------------------
                                           Mark A. Riely

                                           s/Curtis L. Alexander
                                           ---------------------
                                           Curtis L. Alexander

                                           MEDIA GROUP INVESTORS, L.P.
                                           By:  Media Group Management, Inc.,
                                                its general partner

                                           By: /s/ Mark A. Riely
                                           ---------------------
                                           Name: Mark A Reily
                                           Title: President


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).






                                  EXHIBIT INDEX


     Exhibits
     --------

        1. Joint Filing Agreement, dated December 12, 2003, by and among Mark A. Riely, Curtis L. Alexander and Media Group Investors, L.P.

                                    EXHIBIT 1
                                    ---------




                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $.08 per share, of Central European Media Enterprises, Ltd. is filed jointly, on behalf of each of them.

Dated:  December 12, 2003


                                           /s/ Mark A. Riely
                                           -----------------
                                           Mark A. Riely



                                           /s/ Curtis L. Alexander
                                           -----------------------
                                           Curtis L. Alexander



                                           MEDIA GROUP INVESTORS, L.P.
                                           By:  Media Group Management, Inc.,
                                                its general partner


                                           /s/ Mark A. Riely
                                           -----------------
                                           Mark A. Reily
                                           Title: President